EXHIBIT 99.1

News Release dated October 25, 2017, Suncor Energy receives approval for tailings and Millennium Operational Amendment applications

News Release

FOR IMMEDIATE RELEASE

Suncor Energy receives approval for tailings and Millennium Operational Amendment applications

Calgary, Alberta (Oct. 25, 2017) — Suncor today announced it has received approval from the Alberta Energy Regulator (AER) for its Suncor Base Plant Tailings Directive application and related Millennium Operational Amendment application.

Over the past few months, Suncor technical experts have met with Aboriginal communities, stakeholders and the regulator to clarify and provide additional information about Suncor’s tailings management plan. The approved plan will facilitate the treatment of current fluid tailings, reduce the tailings inventory and decrease the overall number of tailings ponds on site.

With the approval, Suncor will now work to implement its tailings management plan, working diligently to address the conditions outlined in the approval and continuing to engage with Aboriginal communities and stakeholders.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com